                                                 -------------------------------
                                                           OMB APPROVAL
                                                 -------------------------------
                                                     OMB Number: 3235-0145
                                                     Expires: February 28, 2006
                                                     Estimated average burden
                                                     hours per response ...11
                                                 -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)




                        Dynavax Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    268158102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d - 1(b)
[ ]    Rule 13d - 1(c)
[X]    Rule 13d - 1(d)




--------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 pages

ITEM 1 (a).         NAME OF ISSUER:

                    Dynavax Technologies Corporation

ITEM 1 (b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    2929 Seventh Street
                    Suite 100
                    Berkeley, CA 94710

ITEM 2 (a).         NAME OF PERSONS FILING:

                    (1) Forward Ventures III, L.P.; (2) Forward Ventures III Institutional Partners, L.P.; (3) Forward III Associates, L.L.C. (the sole general partner of Forward Ventures III, L.P. and Forward Ventures III Institutional Partners, L.P.);
                    (4) Forward Ventures IV, L.P.; (5) Forward Ventures IV B, L.P.; (6) Forward IV Associates, LLC (the sole general partner of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P.); and (7) each of Standish M. Fleming and Ivor Royston, M.D. (the managing members of each of Forward III Associates, L.L.C. and Forward IV Associates, LLC). The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2 (b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    The address of the principal business office of each of the Reporting Persons is 9393 Towne Centre Drive, Suite 200, San Diego, CA 92121.

ITEM 4.             OWNERSHIP:

                    Not applicable.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Each Reporting Person has ceased to own beneficially more than five percent (5%) of the outstanding Common Stock of Dynavax Technologies Corporation.

ALL OTHER ITEMS REPORTED IN THE SCHEDULE 13G DATED AS OF FEBRUARY 10, 2005 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF DYNAVAX TECHNOLOGIES CORPORATION REMAIN UNCHANGED.


                               Page 2 of 6 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2006

FORWARD VENTURES III, L.P.

     By: Forward III Associates, L.L.C.


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD VENTURES III INSTITUTIONAL PARTNERS, L.P.

     By: Forward III Associates, L.L.C.


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD III ASSOCIATES, L.L.C.


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD VENTURES IV, L.P.

     By: Forward IV Associates, LLC


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member



                               Page 3 of 6 pages

FORWARD VENTURES IV B, L.P.

     By: Forward IV Associates, LLC


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member



FORWARD IV ASSOCIATES, LLC


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member



/s/ Standish M. Fleming
------------------------------------
Standish M. Fleming



/s/ Ivor Royston, M.D.
------------------------------------
Ivor Royston, M.D.



                               Page 4 of 6 pages

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Dynavax Technologies Corporation.

     EXECUTED on this 13th day of February, 2006.


FORWARD VENTURES III, L.P.

     By: Forward III Associates, L.L.C.


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD VENTURES III INSTITUTIONAL PARTNERS, L.P.

     By: Forward III Associates, L.L.C.


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD III ASSOCIATES, L.L.C.


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD VENTURES IV, L.P.

     By: Forward IV Associates, LLC


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


                               Page 5 of 6 pages

FORWARD VENTURES IV B, L.P.

     By: Forward IV Associates, LLC


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD IV ASSOCIATES, LLC


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


/s/ Standish M. Fleming
------------------------------------
Standish M. Fleming


/s/ Ivor Royston, M.D.
------------------------------------
Ivor Royston, M.D.



                               Page 6 of 6 pages